UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Talon International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87484F108

(CUSIP Number)

Robert O’Sullivan

CVC California, LLC

525 Okeechobee Blvd., Suite 1050

West Palm Beach, Florida 33401

Telephone: (561) 727-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box       ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Introduction

This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D filed on August 10, 2010 (such filing, as amended herein, the “Statement”) with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Talon International, Inc., a Delaware corporation (the “Issuer”). Amendment No. 1 is filed to amend Item 4 and Item 7 of the Statement, as set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following disclosure:

On April 15, 2013, Mr. O’Sullivan, Partner of Comvest Capital, LLC (“Comvest”), delivered a letter to the Independent Directors of the Board of Directors of the Issuer, a copy of which is attached as Exhibit 99.1 hereto (the “Letter”). In the Letter, Mr. Sullivan, on behalf of Comvest, submitted a proposal (“Proposal”) for the merger of the Issuer into a new Delaware corporation to be formed by, and operated as a wholly owned subsidiary of Comvest. Pursuant to the Proposal, Comvest would enter into a definitive agreement to acquire all of the shares of the Issuer’s Common Stock for a per share consideration of $0.03 in cash, which represents a transaction value of approximately $24.9 million. The Letter indicates that Comvest would structure a definite agreement to provide time to the Issuer to seek an alternative proposal from a third party buyer and that, in order to provide the most value to the Issuer’s common shareholders, Comvest would consider supporting certain third-party proposals and may accept an inferior third-party proposal if it represents at least a $21.8 million transaction value. Under certain circumstances Comvest would consider reducing the amount due on its Series B Preferred Stock to help support a third party offer and shares such concession with the Issuer’s common shareholders. Comvest believes that the Proposal will provide liquidity and maximize value for all the Issuer’s shareholders.

Comvest notes that the Issuer has incurred a net loss per share applicable to the Issuer’s common shareholders for each of the past six years. For 2012 and 2011, while the Issuer has had net income of $679,000 and $729,000, respectively, such income was not sufficient to cover the accrued dividends on preferred stock, and the common shareholders have lost $0.12 and $0.10 per share for 2012 and 2011, respectively.

Item 7. Materials to be Filed as Exhibits.

The following document is filed as an exhibit:

99.1	Letter to the Independent Directors of the Board of Directors of the Issuer dated April 15, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVC CALIFORNIA, LLC

By: /s/Cecilio M. Rodriguez
Name: Cecilio M. Rodriguez
Title: Chief Financial Officer

COMVEST CAPITAL, LLC

By: /s/Cecilio M. Rodriguez
Name: Cecilio M. Rodriguez
Title: Chief Financial Officer

COMVEST CAPITAL MANAGEMENT LLC

By: /s/Cecilio M. Rodriguez
Name: Cecilio M. Rodriguez
Title: Chief Financial Officer